UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Company is considering, and the Board of Directors has authorized management to prepare for, an offering of warrants and notes in Israel (the “Securities” and the “Offering”) under the Company's shelf prospectus (the “Shelf Prospectus”) filed with the Israeli Securities Authority (the “ISA”).

In preparation for the potential Offering, the Company today filed in Hebrew with the ISA a draft deed of trust and summaries of the terms of the notes.

The timing, terms and the amount to be raised in the Offering have not been determined and are subject to further approval by the Company’s Board of Directors, the ISA and the Tel Aviv Stock Exchange. There is no assurance that the Offering will be completed.

If the Offering will be completed, the Company will file with the ISA a shelf offering report under the Israeli Securities Law, 1968, and the regulations promulgated thereunder, and the Securities will be listed exclusively on the Tel Aviv Stock Exchange.

The Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” of the Securities Act), absent registration under the Securities Act or without applicable exemption from the registration requirements of the Securities Act. Any offering of Securities pursuant to the Shelf Prospectus and any supplemental shelf offering report, if made, will be made only in Israel, unless provided otherwise in a supplemental shelf offering report, subject to registration or exemption as aforementioned.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the ISA, including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File Nos. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: February 13, 2025